SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

February 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn: Kathleen Krebs and Joshua Shainess

Re:	SoundHound AI, Inc.
Registration Statement on Form S-1
File No. 333- 267501

Dear Ms. Krebs and Mr. Shainess:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SoundHound AI, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:30 p.m. EST on Tuesday, February 14, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Dr. Keyvan Mohajer
By:	Dr. Keyvan Mohajer
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP